Aspen Technology, Inc.	[phone]	781 221 6400
200 Wheeler Road	[fax]	781 221 5215
Burlington, MA 01803 USA

December 14, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, NE

Washington, D.C.  20549-4561

Re:          Aspen Technology, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2011 (Filed August 23, 2011)

File No. 001-34630

Ladies and Gentlemen:

This letter is being filed by Aspen Technology, Inc. (the “Company”) in response to comments set forth in a letter dated November 30, 2011 from Kathleen Collins, Accounting Branch Chief of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or “Commission”), to Mark P. Sullivan, Executive Vice President and Chief Financial Officer of the Company.

For convenient reference, the Company has set forth below in italics each of the comments of the staff of the SEC (the “Staff”) set forth in the comment letter and has keyed the Company’s responses to the numbering of the comments and the headings used in the comment letter.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 15. Exhibits and Financial Statement Schedules

Note 10. Income Taxes, page F-32

1.              You indicate that you released $49 million of your valuation allowance for deferred tax assets in fiscal 2011 due to the company’s projection of the future taxable income.  Please provide us with the projected taxable income used in your analysis and with your historical taxable income (loss) in the prior three fiscal years.  Additionally, provide us with any other positive and negative evidence you considered in your determination to release this portion of your valuation allowance, how that evidence was weighted, and the specific accounting literature you considered.

Response:

The Company has organized its response to provide relevant background on its business and financial history before addressing details as to the Company’s considerations in determining to release a portion of its valuation allowance.

Background on Business and Financial History

The Company has had a valuation allowance against its deferred tax assets due to a history of losses and other factors.

	Year ended June 30,
	2002	2003	2004	2005	2006
Pre-tax Income (Loss)	$(80,773)	$(142,204)	$(6,248)	$(60,213)	$16,406
Valuation Allowance	(26,950)	(79,622)	(90,944)	(104,611)	(102,590)

(Increase) Decrease in Valuation Allowance		$(52,672)	$(11,322)	$(13,667)	$2,021

	Year ended June 30,
	2007	2008	2009	2010	2011
Pre-tax Income (Loss)	$57,965	$28,024	$54,292	$(100,908)	$(43,720)
Valuation Allowance	(72,114)	(44,236)	(31,325)	(64,098)	(8,045)

(Increase) Decrease in Valuation Allowance	$30,476	$27,878	$12,911	$(32,773)	$56,053

As noted in the schedule above, from 2002 through 2005, the Company generated significant operating losses (in thousands).

During fiscal years 2006 through 2009, the Company generated pre-tax income and was able to utilize some of its deferred tax assets, which reduced the valuation allowance in those periods.  However, during those years, the Company had difficulty forecasting future profitability with consistent reliability due to a number of factors, (i) a complex “upfront” revenue recognition model for term software licenses that led to uncertainty regarding the timing of when bookings could be realized as revenue, (ii)  certain material accounting issues, which impacted its ability to generate and file timely financial statements and (iii)  a significant global recession that caused uncertainty regarding the Company’s business prospects.  Additionally, in July 2009, the Company began offering its aspenONE software under a subscription based licensing model, which generated two additional important considerations with respect to the valuation allowance, (i) it created uncertainty regarding customer acceptance for what was a major change to how the Company sells (and the customer buys) software entitlement and support, and (ii) it resulted in revenue recognition on a ratable basis over the term of the license arrangements.  As a result of the change in the timing of term software license revenue recognition from upfront to ratable, the Company expected to generate significant book and tax losses in fiscal year 2010 and did not expect a return to profitability for at least 3-4 years.

A primary contributor to the accounting challenges that the Company experienced during fiscal years 2006 through 2009 resulted from complexity associated with its revenue recognition model for software licenses.  At that time, the Company was recognizing revenue associated with its term license arrangements on an “upfront basis”; realizing the net present value of the term license payments as revenue and installments receivable at the time of shipment, provided all other conditions for realizing revenue were met.  The upfront revenue model made forecasting the timing of revenue difficult and resulted in variability in the Company’s financial results, due to the timing of large customer license bookings and the uncertainty associated with forecasting the value of bookings that would satisfy all the requirements for upfront revenue recognition.  Despite the positive pre-tax income generated during fiscal years 2006 through 2009, there were significant variances between the Company’s annual forecasts and its actual results for revenue and pre-tax income, particularly in fiscal years 2008 and 2009.  Also, management attention to financial restatements impacted the Company’s ability to generate timely financial statements which also negatively impacted the Company’s ability to generate accurate forecasts.

After consideration of the factors discussed above, uncertain economic conditions, the Company’s past history of cumulative losses, uncertainty with respect to future forecasts, and an expectation of significant losses in early future years, the Company concluded in 2009 that, it was unable to meet the requirement of the applicable guidance (provided in ASC 740) that it would be more likely than not that future operating income would be sufficient to utilize the Company’s deferred tax assets.

As noted above, in July 2009, the Company introduced its aspenONE subscription offering.  As a result of the change in the licensing models and the resulting impact on license revenue recognition, the Company incurred significant losses in fiscal years 2010 and 2011 for both GAAP and tax purposes.  The losses incurred in these fiscal years were consistent with the Company’s expectations.  When the Company generated financial projections near the end of fiscal year 2009, future profitability could be reasonably assured, provided that expiring contracts could be renewed with high renewal rates and the prolonged economic crisis did not have a long-term impact on its customers.  However, as noted above, at the outset of fiscal year 2010, the Company had no measurable experience with market acceptance of the new subscription offering and the global economy was still in a period of significant uncertainty.  Given these factors, and the fact that a history of cumulative losses is significant negative evidence which is difficult to overcome, the Company concluded that it should maintain the valuation allowance until there was sufficient data to support a conclusion regarding market acceptance of the aspenONE subscription offering and until it knew more about how the business would be affected by the difficult economic conditions.

Considerations and Related Accounting Guidance in Determining to Release a Portion of Valuation Allowance

In assessing the facts and circumstances of its valuation allowance the Company considered the guidance provided in ASC 740-10-30, including sub-sections 17, and 21-24.  In addition, it considered the following factors:

•                  The nature of its cumulative losses

•                  Its experience with the subscription-based licensing model and point product arrangements, sold with SMS for the term of the arrangement, and the effect of such model and arrangements on forecasting

•                  Forecasted future profitability

Negative Evidence — ASC 740-10-30-21

Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Other examples of negative evidence include, but are not limited to, the following:

a.              A history of operating loss or tax credit carry-forwards expiring unused

b.              Losses expected in early future years (by a presently profitable entity)

c.               Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years

d.              A carry-back, carry-forward period that is so brief it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in a single year or the entity operates in a traditionally cyclical business.

(a)          As noted above, the Company generated significant operating losses through fiscal year 2005. During fiscal years 2006 through 2009, the Company generated pre-tax income in certain fiscal quarters and utilized some of its net operating loss carry-forwards, which reduced the valuation allowance in those periods.  Due to the Company having large arrangements with customers, one quarter’s pre-tax profit could hinge on a small number of deals that, if not recognized as revenue, could have resulted in a loss for the particular quarter and significant variability between quarterly financial results.  As a result of the change in its licensing models in July 2009 and the resulting impact on license revenue, the Company incurred significant losses in fiscal years 2010 and 2011 for both GAAP and tax purposes.

(b)         This category was not applicable to the Company’s situation.

(c)          In July 2009, the Company introduced its aspenONE subscription offering.  The Company also changed its licensing model for point product arrangements by including SMS for the term of the arrangement.  At the time, the licensing model change created uncertainty regarding customer acceptance for what was a significant change in how the Company sells (and the customer buys) software entitlement and support.  The Company had no material experience that demonstrated customers would accept a licensing model that required them to commit to SMS for the term of the arrangement.  As a result of the change in its licensing models and its impact on license revenue, the Company incurred significant losses in fiscal years 2010 and 2011 for both GAAP and tax purposes.  The Company’s financial projections indicated that a return to persistent profitability would require high contract renewal rates, consistent with historical experience, and that it would likely take 3-4 years to reach break-even.

(d)         This category was not applicable to the Company’s situation.

Positive Evidence — ASC 740-10-30-22

Examples (not prerequisites) of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include, but are not limited to, the following:

a.              Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures

b.              An excess of appreciated asset value over the tax basis of the entity’s net assets in an amount sufficient to realize the deferred tax asset

c.               A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carry-forward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.

(a)          As of the fourth quarter of fiscal year 2011, approximately 60% of the Company’s installed base (on a dollar basis) has been renewed under the aspenONE licensing models introduced in July 2009.  As of the date of introduction, there was no measurable evidence to support how the new licensing models would be accepted in the market.  However, the Company now has more than two years of positive data that supports high contract renewal rates.  In fact, many customers have requested early renewal of their legacy contracts in order to take advantage of the benefits of the aspenONE licensing model.

Billings Backlog is a metric the Company has reported since the introduction of the aspenONE subscription offering.  Billings Backlog measures the multi-year receivable value of the Company’s license contract commitments.  More specifically, it’s the aggregate value of un-invoiced bookings from prior and current periods that aren’t reflected on the consolidated balance sheet.  Billings Backlog increases as customers commit to arrangements under the aspenONE subscription offering.  Since the introduction of the aspenONE subscription offering in July 2009, Billings Backlog has increased from $100 million as of June 30, 2009, to $389 million as of June 30, 2010 to $641 million as of June 30, 2011.  The fact that Billings Backlog represents contractually committed, non-cancellable, future customer invoice data provides great visibility to the timing of future revenue.  Billings Backlog, in conjunction with a now demonstrated track record of market acceptance and associated high contract renewal rates to the aspenONE subscription offering enables the Company to forecast future revenue with a high degree of reliability.

(b)         This category was not applicable to the Company’s situation.

(c)          As noted above, the Company’s losses since fiscal 2010 are the result of its transition to a subscription-based model and have not negatively impacted the economic strength of the Company.  As of June 30, 2011, the Company believes it has sufficient evidence of market acceptance (as evidenced by the portion of contract value converted to the new aspenONE subscription offering and growth in billings backlog) that it is able to demonstrate the ability to accurately forecast the timing of future profitability.  As evidence, our fiscal 2010 and 2011 actual results were materially consistent with the Company’s annual forecasts and budgets.  The Company forecasts that it will begin generating pre-tax income from operations in fiscal 2013 and expects to begin utilizing its deferred tax assets to offset taxes payable at that time.

Weighting of Evidence — ASC 740-10-30-23

An entity shall use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.

The Company’s decision to reverse the majority of its valuation allowance was based primarily on confidence that its able to accurately predict the timing of future profitability.  The value of our current installed software base, or total term contract value, is adequate to generate sufficient revenue to achieve profitability.  However, the Company won’t be able to realize normalized revenue consistent with the value of our term contracts until revenue from contracts that were previously realized upfront, expire and are renewed.  The Company has two years of history that supports market acceptance of the new license model.  Many customers have renewed their contracts early to take advantage of the benefits of the new subscription offering.  Accordingly, more than 60 % of the term contract portfolio has already been converted to the new licensing offerings, as reflected in the growth of our Billings Backlog statistic.  The Company’s losses since fiscal year 2010 are entirely the result of its transition to the subscription-based model and have not impacted the economic strength of the Company.  The guidance in ASC 740-10-30-22(c) indicates that positive evidence includes “evidence that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.”  It is the Company’s opinion that its recent loss history is not indicative of a true-economic loss in that it represents a change in accounting methodology and has not adversely impacted the operating cash flows of the Company.  As a result of the factors described herein, the Company has positive evidence of its ability to make forward internal projections of revenue, pre-tax book income and taxable income.  Because the positive evidence significantly outweighed the negative evidence as of June 30, 2011, the Company concluded that it was more likely than not that a substantial portion of its deferred tax assets would be utilized.

Note 12. Commitments and Contingencies, page F-37

2.              For each of your cases in Note 12, you indicate that you intend to defend the claims vigorously.  If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  These disclosures should also be made for your other matters.  Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.  In your response, please tell us if and when you have recorded accrued liabilities for these matters and your consideration of their disclosure under ASC 450-20-50-1.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis.  Please include your proposed disclosures in your response.

Response:

The Company supplementally advises the Staff that in connection with the preparation of the Company’s 2011 financial statements, the Company considered the disclosure guidance from ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y and concluded that there was not at least a reasonable possibility of a loss exceeding amounts already accrued.  In response to the Staff’s comment, the Company advises the Staff that it will clarify in the Company’s Quarterly Report on Form 10-Q for the quarterly period ending December 31, 2011 that there was not at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.  The Company also notes that it recorded accrued liabilities for certain of these matters in fiscal year 2005.

Proposed Disclosures:

In instances in which it is not reasonably possible that a loss has been incurred in excess of amounts already recognized, the Company’s proposed disclosures are as follows: “As of [applicable date], the Company does not believe that there is a reasonable possibility of a loss exceeding the amounts already accrued for these proceedings or matters.”

In instances in which it is reasonably possible that a loss exceeding amounts already recognized may have been incurred, the Company will (i) disclose an estimate of the additional loss or range of loss, (ii) state that such an estimate cannot be made or (iii) state that the estimate is immaterial with respect to the Company’s financial statements as a whole.

*******

In responding to the comments of the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or the Company’s changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the Company’s responses, or any further questions that you may have, please do not hesitate to contact the undersigned at (781) 221-5201.

Respectfully,

/s/ Mark P. Sullivan

Mark P. Sullivan

Executive Vice President and Chief Financial Officer

cc:

Kathleen Collins, Accounting Branch Chief, Securities and Exchange Commission

Melissa Feider, Staff Accountant, Securities and Exchange Commission